UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

April 7, 2006

John E. Sorkin, Esq.
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022-4834

Re: Dritte BV GmbH Tender Offer for Schering Aktiengesellschaft
File No: TP 06-60

Dear Mr. Sorkin:

This is in response to your letter dated April 7, 2006. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with German law, in particular the German Takeover Code;

- Schering Aktiengesellschaft ("Schering"), a stock corporation organized under the laws of Germany, is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act;

- Any purchases of Shares of Schering by Bayer Aktiengesellschaft, a German stock corporation ("Bayer"), and Dritte BV GmbH, (the "Offeror" and, together with Bayer, the "Bayer Entities"), acting directly and through their agents, financial advisors and other nominees or brokers, or through one of their wholly-owned subsidiaries (collectively, the "Prospective Purchasers"), will be subject to the applicable laws of Germany, including the German Takeover Act; and

- The German Takeover Code requires the Offeror to make available to all holders of the securities subject to the tender offer, any more favorable terms, including price terms, agreed to in connection with any purchases by or on behalf of the Offeror or any of its affiliates during the offering period, including any purchases under contractual arrangements. Under

Section 31 para. 4 of the German Takeover Code, the Offeror would be obligated to increase the Offer price to the level of any higher purchase price outside the Offer. In addition, pursuant to Section 23 para. 2 of the German Takeover Code, any purchases (including market transactions, privately negotiated transactions and block trades) by or on behalf of the Offeror or its affiliates during the offering period must be reported to the BaFin and announced publicly immediately following such purchases.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser (by or on behalf of the Bayer Entities), subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

2. Disclosure of the possibility of purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Materials;

3. The Prospective Purchasers shall disclose in the United States, to the extent such information is made public in Germany pursuant to the German Takeover Code, information regarding all purchases of Ordinary Shares otherwise than pursuant to the Offer since the Announcement Date, including the dates of such purchases, the number of Ordinary Shares purchased on any given date, and the average market price of such purchases;

4. The Prospective Purchasers shall comply with applicable requirements under German law, including the German Takeover Code;

5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division) upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including;
   a. size, broker(if any), time of execution, and price of purchase; and
   b. the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information specified in paragraphs 5(a) and 5(b) to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption is based solely on your representations and the facts presented in your letter dated April 7, 2006, and is strictly limited to the application of the rules and statutory provisions listed above to your proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority

James A. Brigagliano
Acting Associate Director
Office of Trading Practices & Processing
Division of Market Regulation

Attachment

John Sorkin
Direct Dial: (212) 906-1656
john.sorkin@lw.com

LATHAM&WATKINS LLP

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April 7, 2006

VIA EMAIL AND FEDERAL EXPRESS

James A. Brigagliano, Esq.
Acting Associate Director, Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Dear Mr. Brigagliano:

We are writing on behalf of our clients, Bayer Aktiengesellschaft, a German stock corporation ("Bayer"), and Dritte BV GmbH, (the "Offeror" and, together with Bayer, the "Bayer Entities").

On March 23, 2006 (the "Announcement Date"), the Offeror, a German limited liability company and a wholly-owned subsidiary of Bayer, announced its decision to commence a cash tender offer (the "Offer") for all outstanding ordinary shares with no par value (the "Ordinary Shares"), including all Ordinary Shares represented by American Depositary Shares (the "ADSs" and, together with the Ordinary Shares, the "Shares") of Schering Aktiengesellschaft, a German stock corporation ("Schering"). The Offer is supported by the Schering Board of Management, which has stated its intention to approve the planned acquisition of Schering and to recommend acceptance of the Offer by Schering's stockholders after having assessed the offer documents.

As previously discussed with Bradley D. Owens, Esq. of the Office of Trading Practices of the Division of Market Regulation of the Securities and Exchange Commission (the "Commission"), we hereby request that the Commission grant exemptive relief to the Bayer Entities from the provisions of Rule 14e-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). By separate letter, we are also requesting exemptive and no-action relief from the Staff of the Division of Corporation Finance.

We are US and German counsel to the Bayer Entities in connection with the Offer. The descriptions in this letter of German tender offer practice and mechanics are based in part upon discussions with Credit Suisse and Greenhill & Co., financial advisors to the Bayer Entities.

Background Information

<u>Schering</u>

Schering is a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products. Schering's portfolio consists of five core business areas including gynecology, andrology, diagnostic imaging, specialized therapeutics and oncology. For the year ended December 31, 2005, Schering had net sales of EUR 5,308 million and an operating profit of EUR 928 million. As of December 31, 2005, Schering had approximately 24,000 employees worldwide and seven research and development centers in four countries. According to its public filings, Schering is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act.[1]

<u>The Shares</u>

The principal trading market for the Ordinary Shares is the Frankfurt Stock Exchange. The Ordinary Shares are also listed on all other German stock exchanges, namely on the stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the Ordinary Shares are listed in Switzerland on the Swiss Exchange (SWX), the combined stock exchange of the stock exchanges in Geneva, Basle and Zurich.[2] Options on Ordinary Shares are traded on the German options exchange (Eurex). ADSs issued under Schering's sponsored ADS program with JP Morgan Chase Bank, each evidencing one Ordinary Share, were listed on the New York Stock Exchange ("<u>NYSE</u>") on October 12, 2000 and trade under the symbol "SHR". The Company is subject to the listed company rules of the NYSE and the informational reporting requirements of the Exchange Act that are applicable to foreign private issuers.

Schering's share capital consists entirely of Ordinary Shares. All of Schering's issued Ordinary Share capital is in bearer form and is freely transferable. The Ordinary Shares are held in book-entry form through the Clearstream Banking AG booking system (the "<u>Clearstream System</u>").

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1 Except as otherwise noted, all information contained in this letter regarding Schering and the Shares is based upon information contained in Schering's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Commission on March 10, 2006 (the "<u>Schering 20-F</u>").

2 The Ordinary Shares are not listed on any U.S. exchange or quoted on NASDAQ and, based on information obtained by Bayer's financial advisors with respect to the past year, only trade in very thin volumes (on average less than 500 Ordinary Shares a day, with periods of up to five weeks where no trades occur) on "Other OTC US" (known as the grey market). Accordingly, we believe it would be appropriate to assume that U.S. persons who have invested directly in the Ordinary Shares are highly sophisticated.

Based on information contained in the Schering 20-F, on December 31, 2005, 194,000,000 Ordinary Shares were issued, of which 4,000,000 Ordinary Shares were held as treasury shares. On January 31, 2006, there were 7,948,869 issued and outstanding ADSs. Due to the fact that the Ordinary Shares are issued only in bearer form, Schering stated in the Schering 20-F that it is unable to determine how many shareholders it has and how many shares any particular shareholder owns. Although Schering has stated that it is unable to determine the exact number of Shares held in the United States, the Schering 20-F states that Schering believes that, as of February 2006, approximately 19% of the Shares were held in the United States. The Schering 20-F also states that, as of February 1, 2006, there were 1,760 registered holders of ADSs, that one of the registered holders is the Depository Trust Company ("DTC"), which represents the total number of ADSs held in book entry form and that the ADS holders collectively held 9,401,628 ADSs, representing approximately 4.3% of the total issued Shares (including the Ordinary Shares represented by such ADSs) as of February 1, 2006.

The Bayer Entities

The Offeror is a limited liability company organized under the laws of Germany. The Offeror has not conducted any operations other than in connection with the Offer.

Bayer is a global company offering a wide range of products, including ethical pharmaceuticals, diagnostics and other health care products, agricultural products and polymers. Bayer is the management holding company of the Bayer group, which includes approximately 280 consolidated subsidiaries. Bayer's business operations are organized in three subgroups, namely Bayer Healthcare (consisting of the pharmaceuticals, consumer care, diabetes care/diagnostics and animal health segments), Bayer Cropscience (consisting of the crop protection and environmental/bioscience segments) and Bayer MaterialScience (consisting of the materials and systems segments). Three service organizations provide support functions to the three subgroups, Bayer and third parties.

Bayer is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. The bearer shares of Bayer (the "Bayer Shares") are traded on the Frankfurt Stock Exchange and all other German stock exchanges, namely on the stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, the Bayer Shares are listed in Switzerland on the Swiss Exchange (SWX); on the stock exchanges in Barcelona and Madrid, Spain; on the London Stock Exchange (LSE); and on the Tokyo Stock Exchange (TSE). American Depositary Shares issued under Bayer's sponsored ADS program with The Bank of New York, as depositary, each evidencing one Bayer bearer share, are listed on the NYSE and trade under the symbol "BAY". Bayer is subject to the listed company rules of the NYSE and the informational reporting requirements of the Exchange Act that are applicable to foreign private issuers.

The Merck Offer

As you are aware, on March 13, 2006, Merck KGaA, a German stock corporation, announced its intention to commence an unsolicited cash tender offer (the "Merck Offer") for all outstanding Ordinary Shares and ADSs at a price of Euro 77 per Ordinary Share or ADS. On March 24, 2006, Merck announced that it had decided not to pursue its planned takeover of Schering.

The Offer

Structure

The Offer will be made to the holders of all of the issued and outstanding Ordinary Shares, including all Ordinary Shares represented by ADSs, at a price of Euro 86 per Ordinary Share. It is intended that the Offer will be structured as a single offer made concurrently in Germany, the United States and certain other jurisdictions in which the Offer may be legally extended. The Offer will be structured so as to comply with the *Wertpapiererwerbs- und Übernahmegesetz* (the German Securities Acquisition and Takeover Act or "German Takeover Code") and the rules and regulations promulgated thereunder and, except to the extent permitted pursuant to the relief requested herein, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent legally possible, given these different regulatory schemes, the Bayer Entities intend to conduct the Offer in a manner that ensures equality of opportunity for, and treatment of, all holders of Ordinary Shares and ADSs and that complies with generally applicable requirements in both Germany and the United States.

Commencement

The tender offer materials to be provided or made available to the holders of Ordinary Shares, including Ordinary Shares represented by ADSs, will be prepared in accordance with the requirements of both the German Takeover Code and, except to the extent exemptive or no-action relief is granted by the SEC, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, and will be available in either the German language (the "German Offer Materials") or the English language (the "US Offer Materials" and, together with the German Offer Materials, the "Offer Materials"), based on shareholders' requests. The German Offer Materials and the U.S. Offer Materials will be substantively identical.

The Offer will be commenced in Germany by publication of the German Offer Materials on the Internet and announcement that the German Offer Materials can be picked up free of charge at a specified location and will be mailed to investors free of charge upon request. The Offer will be commenced in the United States by publication of a summary advertisement in *The Wall Street Journal* and by mailing the US Offer Materials to shareholders upon request, in accordance with Rule 14d-4(a)(2) under the Exchange Act. In addition to making an announcement of the Offer and mailing the Offer Materials to shareholders upon request in accordance with Rule 14d-4(a)(2), the Bayer Entities anticipate that the parties will coordinate with the operator of the Clearstream System, custodian institutions and the ADS depositary to mail the Offer Materials to beneficial holders of Ordinary Shares, including Ordinary Shares represented by ADSs.

The initial offering period is expected to remain open for seven weeks (and in any event at least 20 business days from the publication of a summary advertisement as described above) and to be followed by a two-week subsequent offering period.

Discussion and Request for Exemptive Relief from Rule 14e-5: Purchases Outside the Offer

Under the German Takeover Code, the Bayer Entities, acting directly and through their agents, financial advisors and other nominees or brokers, or through one of their wholly-owned subsidiaries (collectively, the "Prospective Purchasers"), are each permitted to purchase Shares in the open market, pursuant to contractual arrangements or otherwise prior to and during the pendency, but outside, of the Offer, subject to certain limitations.

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from, directly or indirectly, purchasing or arranging to purchase any equity securities in a tender offer, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until the offer expires. Rule 14e-5 defines a covered person as: (i) the offeror, its dealer-managers, and any of their respective affiliates; (ii) any advisors of the foregoing whose compensation is dependent on the completion of the offer; and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by the Bayer Entities and other covered persons acting on their behalf of Shares outside the Offer may not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases, although permitted and regulated by the German Takeover Code, may be prohibited by Rule 14e-5 after the public announcement of the Offer.[3]

The German Takeover Code provides protections similar to those provided by Rule 14e-5, making exemptive relief appropriate for the Offer, by requiring the Offeror to make available to all holders of the securities subject to the tender offer, any more favorable terms, including price terms, agreed to in connection with any purchases by or on behalf of the Offeror or any of its affiliates during the offering period, including any purchases under contractual arrangements. Under Section 31 para. 4 of the German Takeover Code, the Offeror would be

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3 In our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act -- namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" -- would be satisfied if the Bayer Entities or financial institutions acting on their behalf, made purchases of, or arrangements to purchase, Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5, on the conditions set forth below. We have been requested by the Bayer Entities to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

obligated to increase the Offer price to the level of any higher purchase price outside the Offer. In addition, pursuant to Section 23 para. 2 of the German Takeover Code, any purchases (including in market transactions, privately negotiated transactions and block trades) by or on behalf of the Offeror or its affiliates during the offering period must be reported to the *Bundesanstalt für Finanzdienstleistungsaufsicht* (The German Federal Financial Supervisory Authority or "BaFin") and announced publicly immediately following such purchases. Any purchases by or on behalf of the Offeror or its affiliates prior to the commencement of the offering period must be disclosed in the Offer Document.

Based on the foregoing, we respectfully request that each of the Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser (by or on behalf of the Bayer Entities) that would otherwise be prohibited by Rule 14e-5, including market transactions, privately negotiated transactions and block trades. The foregoing request for exemptive relief will be subject to the following conditions:

(a) No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) Disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Materials;

(c) The Prospective Purchasers shall disclose in the United States, to the extent such information is made public in Germany pursuant to the German Takeover Code, information regarding all purchases of Ordinary Shares otherwise than pursuant to the Offer since the Announcement Date, including the dates of such purchases, the number of Ordinary Shares purchased on any given date, and the average market price of such purchases;

(d) The Offeror shall disclose to the Division of Market Regulation of the Commission (the "Division of Market Regulation") upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of the Prospective Purchasers during the Offer, on a transaction-by-transaction basis, including size, broker (if any), time of execution, and price of purchase; and (2) if not executed on the Frankfurt Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;

(e) Upon request of the Division of Market Regulation, the Offeror shall transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(f) The Prospective Purchasers shall comply with the applicable requirements under the German Takeover Code and other applicable German laws;

(g) The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in comparable situations. See, e.g., *Offer by Deutsche Telekom AG for shares of T-Online International AG* (avail. Nov. 3, 2004); *Offer by 91 Profi-Start 2004 GmbH for P&I Personal & Informatik Aktiengesellschaft* (avail. June 24, 2004); and *Offer by DB Sechste Vermögensverwaltungsgesellschaft mbH for Stinnes AG* (avail. Aug. 29, 2002). In addition, similar relief has been granted under old Rule 10b-13 (the predecessor of Rule 14e-5) in *Vodafone Airtouch Plc Offer for Mannesmann Aktiengesellschaft*, File No. TP 00-29 (avail. Dec. 22, 1999). In addition, we note the existence of the Memorandum of Understanding Between the Commission and the BaFin Concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws, dated October 17, 1997 and the Multilateral Memorandum of Understanding Concerning Consultation and Cooperation and the Exchange of Information of the International Organization of Securities Commissions, dated May, 2002, to which both the SEC and BaFin are signatories.

Pursuant to 14 C.F.R. 200.81(b), we respectfully request on behalf of the Bayer Entities that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Bayer Entities for the reason that certain of the facts set forth in this letter have not been made public.

If you require any further information, please contact the undersigned at (212) 906-1656 or John Huber at (202) 637-2242.

Sincerely,

John E. Sorkin
of LATHAM & WATKINS LLP

cc: Bradley D. Owens, Esq.
Office of Trading Practices
Division of Market Regulation

LATHAM&WATKINS LLP

Mauri L. Osheroff, Esq.
Associate Director, Office of Regulatory Policy
Division of Corporation Finance

Brian V. Breheny, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance

Christina E. Chalk, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance